Exhibit 5.4
[Letterhead of Macfarlanes LLP]
Novelis Inc.
3399 Peachtree Road NE
Suite 1500
Atlanta
Georgia 30326
USA
11 September 2009
Our ref: WXS/612177
Dear Sirs
US$185,000,000 guaranteed senior notes due 2015 (the “Notes”) to be issued by Novelis Inc. pursuant to an indenture (the “Indenture”) dated as of 11 August 2009 made between (amongst others) Novelis Inc., the English Guarantors (as defined below) and The Bank of New York Mellon Trust Company, N.A. as trustee in exchange for Novelis Inc.’s outstanding US$185,000,000 guaranteed senior notes due 2015.
1	Introduction

In our capacity as English legal advisers to Novelis UK Ltd, Novelis Europe Holdings Limited and Novelis Services Limited (the “English Guarantors”), we have been asked by you to give this opinion letter in connection with the registration under the U.S. Securities Act of 1933 (the “Securities Act”) of the Notes on a registration statement on Form S-4 (the “Registration Statement”) and we have taken instructions in this regard solely from the English Guarantors.

2	Documents examined

For the purpose of giving the opinions in this letter we have examined the following documents:

2.1	a copy of the Indenture executed by, amongst others, each of the English Guarantors;

2.2	a draft of an agreed form of notation endorsed on and forming part of each Exchange Security, to be executed by each English Guarantor (the “Exchange Note Notation”);

2.3	copies of powers of attorneys each dated 27 July 2009 (the “Powers of Attorney”) executed by each of the English Guarantors.

3	Definitions

In this letter:

“Exchange Documents” means the Indenture and the Exchange Note Notation;

“Exchange Securities” has the meaning given to that term in the Registration Rights Agreement; and

“Guarantees” means the guarantees of the Notes contained in the Indenture.

4	Documents, searches and enquiries

For the purpose of giving the opinions in this letter, we have reviewed only the documents and undertaken only the searches and enquiries referred to in schedule 1 (Documents, Searches and Enquiries).

5	Assumptions and reservations

The opinions given in this letter are given on the basis of the assumptions set out in schedule 2 (Assumptions) and are subject to the qualifications and reservations set out in schedule 3 (Reservations).

6	Opinions

We are of the opinion that:

6.1	Corporate existence and authority

6.1.1	Each English Guarantor is duly incorporated and validly existing under the laws of England and Wales.

6.1.2	Each English Guarantor has the corporate power and capacity to execute the Exchange Documents to which it is a party and to exercise its rights and perform the obligations expressed to be undertaken by it under those Exchange Documents.

6.1.3	All necessary corporate action on the part of each English Guarantor has been taken to authorise its execution of the Exchange Documents to which it is a party and its performance of the obligations expressed to be undertaken by it under those Exchange Documents.

6.1.4	The execution, delivery and performance by each English Guarantor of the Exchange Documents to which it is a party do not conflict with (i) the memorandum and articles of association of each English Guarantor currently in force, or (ii) any English law, statute, rule, regulation, order or decree currently in force and applicable to companies generally.

6.1.5	The Indenture has been validly executed by each English Guarantor party thereto.

6.2	Further acts

No authorisation, approval, consent, licence or exemption is required from any governmental, judicial or regulatory body or authority in England in connection with the execution and delivery by the English Guarantors of the Exchange Documents or the performance by each English Guarantor of its obligations thereunder.

6.3	Governing law and jurisdiction

6.3.1	If the English courts had jurisdiction to hear an action in respect of the Exchange Documents then the English courts would give effect to the choice of the laws of the State of New York as the governing law of the Exchange Documents for enforcement proceedings against the English Guarantors provided that such choice of law was made on a bona fide basis and there are no reasons for avoiding the choice of law on grounds of public policy.

6.3.2	The submission to the jurisdiction of the courts of the State of New York by each English Guarantor in the Exchange Documents is within the corporate powers of each English Guarantor and does not contravene any law of England and Wales.

6.4	Enforcement of judgments

6.4.1	A judgment obtained against an English Guarantor from a competent court in the State of New York on the Exchange Documents will not be directly enforceable in England and Wales but, provided that:
6.4.1.1	the court in which such judgment was given had jurisdiction;

6.4.1.2	the judgment was final and conclusive;

6.4.1.3	the judgment was for a fixed sum and not directly or indirectly in respect of penal laws, taxes, fines, penalties or multiple (punitive) damages nor based on a public law of a foreign state;

6.4.1.4	the judgment was not obtained in a manner contrary to the rules of natural justice or by fraud; and

6.4.1.5	the judgment is not otherwise contrary to English public policy,

the claimant may be able to obtain summary judgment in a new action in England and Wales on the grounds that the relevant English Guarantor has no defence to the claim.
7	English law opinion

This letter and the opinions given in it are governed by English law. The opinions given in this letter are limited to English law as applied by the English courts as at the date of this letter and we have made no investigation of, and express no opinion as to, the laws of any jurisdiction other than those of England and Wales. The opinions given in this letter are strictly limited to the matters stated in paragraph 6 (Opinions) and do not extend to any other matters or to any matters of fact.
8	Reliance

This letter is provided in connection with the Notes. Except as expressly provided below this letter may be relied on solely by its addressees and may not be relied on by, or disclosed to, any other person without our prior written consent.

This opinion may also be disclosed (a) to any professional adviser or (b) as required by law or regulation, provided in each case that the recipients are not entitled to rely on this opinion and we do not accept any duty of care to them.

We also hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any reference to us under the heading “Legal matters” in the prospectus forming a part of the Registration Statement. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.
Yours faithfully
/s/ Macfarlanes LLP

SCHEDULE 1
Documents, Searches and Enquiries
1	For the purpose of giving the opinions in this letter, we have reviewed only the following documents:

1.1	drafts, copies or originals (as indicated in paragraph 2 of this letter) of the Exchange Documents;

1.2	a copy, certified as true, complete and up-to-date as at 11 September 2009 by the secretary of the relevant English Guarantor, of the certificate of incorporation, certificates of incorporation on change of name and memorandum and articles of association of each English Guarantor;

1.3	a copy, certified as true, complete and still in force as at 11 September 2009 by the secretary of the relevant English Guarantor, of the minutes of a meeting of the board of directors of each English Guarantor held on 30 June 2009;

1.4	a copy, certified as true, complete and still in force as at 11 September 2009 by the secretary of the relevant English Guarantor, of a shareholder resolution passed by written resolution of each English Guarantor on 30 June 2009; and

1.5	a copy of a certificate of the secretary of each English Guarantor setting out, inter alia, the names and signatures of the persons authorised at the meeting referred to in paragraph 1.3 of this schedule to sign the Exchange Documents;

2	For the purpose of giving the opinions in this letter, we have undertaken only the following searches and enquiries:

2.1	a search of Companies House Direct, the on-line English company information service, in respect of each English Guarantor undertaken on 11 September 2009; and

2.2	a telephone enquiry of the Central Registry of Winding-up Petitions in respect of each English Guarantor undertaken on 11 September 2009.

SCHEDULE 2
Assumptions
The opinions given in this letter are given on the basis of the following assumptions:
1	Documentation

1.1	The genuineness of all signatures, stamps and seals on documents, the conformity to the originals of all documents supplied to us as copies and the authenticity and completeness of all documents supplied to us.

1.2	All statements set out in each document referred to in schedule 1 (Documents, Searches and Enquiries) are accurate and complete.

1.3	The Exchange Documents accurately record all the terms agreed between the parties thereto in relation to their subject matter, none of the Exchange Documents have been terminated, modified, superseded or varied and no obligation thereunder has been waived, and there is no other agreement or arrangement between the parties which contradicts or is inconsistent with the terms of any of the Exchange Documents.

1.4	All copies certified and all documents dated earlier than the date of this letter on which we have expressed reliance remain accurate, complete and in full force and effect at the date of this letter.

1.5	The Indenture contains the Guarantee to be given by, among others, the English Guarantors, which Guarantee will extend to and form part of the Exchange Securities and no additional or replacement indenture or other agreement will be required to be executed in relation to the Exchange Securities, and the Exchange Note Notation is only evidence for that Guarantee.

1.6	The Exchange Note Notation as executed will not differ in form or content from the draft examined by us as described in paragraph 2 (Documents Examined) of this letter.

2	Searches

2.1	The information provided to us pursuant to the search referred to in paragraph 2.1 of schedule 1 (Documents, Searches and Enquiries) was complete, accurate and up-to-date at the time of that search and since that time there has been no change in (i) the memorandum or articles of association of any English Guarantor or (ii) the status or condition of any English Guarantor, in either case, as represented by that information.

2.2	The responses given to us to the enquiries referred to in paragraph 2.2 of schedule 1 (Documents, Searches and Enquiries) were complete, accurate and up-to-date at the time of those enquiries and since that time there has been no alteration in the status or condition of any English Guarantor as represented by those responses.

3	Insolvency

3.1	No English Guarantor (i) is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time of its entry into the Exchange Documents and (ii) will as a consequence of such entry be unable to pay its debts within the meaning of that section.

3.2	While the searches carried out by us referred to in paragraphs 2.1 and 2.2 of Schedule 1 (Documents, Searches and Enquiries) above showed that in respect of each English Guarantor, as at the date of the searches (i) no voluntary winding-up resolution has been passed, (ii) no petition has been presented to or order made by a court for its winding-up or dissolution or for the appointment of an administrator and (iii) no receiver, administrative receiver or administrator has been appointed, as a matter of English law and practice such searches are not conclusive evidence that such actions or substantially similar actions in any other jurisdiction have not been taken.

4	Parties

4.1	Each of the parties to the Exchange Documents (other than the English Guarantors) has full corporate capacity, right, power and authority to enter into the Exchange Documents to which it is a party and to exercise its rights and perform its obligations under them, and each of the Exchange Documents has been validly authorised, executed and delivered by each of the parties to it (other than the English Guarantors).

4.2	Under the laws of the State of New York each of the Exchange Documents constitute(s) legal, valid, binding and enforceable obligations of each of the parties thereto, including the English Guarantors.

4.3	None of the parties to the Exchange Documents (i) is subject to a court injunction or order which affects its performance of its obligations under the Exchange Documents or (ii) has entered into the Exchange Documents under duress, as a result of undue influence or as a mistake or (iii) has entered into the Exchange Documents in connection with money laundering or any other unlawful activity.

5	Corporate authority

5.1	The resolutions set out in the minutes referred to in paragraph 1.3 of schedule 1 (Documents, Searches and Enquiries) (i) were duly passed at a validly convened, duly held and quorate meeting of duly appointed directors of each English Guarantor and (ii) have not been amended, revoked, superseded or rescinded and are in full force and effect.

5.2	The shareholder resolutions referred to in paragraph 1.4 of schedule 1 (Documents, Searches and Enquiries) (i) were duly passed as ordinary resolutions of each English Guarantor and (ii) have not been amended, revoked, superseded or rescinded and are in full force and effect.

5.3	The Indenture has been executed on behalf of each English Guarantor by the person(s) authorised by the resolutions in the minutes referred to in paragraph 1.3 of schedule 1 (Documents, Searches and Enquiries).

5.4	Each of the Exchange Documents has been (or in relation to the Exchange Note Notation, will be) entered into on arm’s length terms by the parties thereto and, in the case of the English Guarantors, for bona fide commercial reasons.

5.5	Each of the parties to the Exchange Documents (other than the English Guarantors) is dealing with the English Guarantors in good faith and has no knowledge of any irregularity in the corporate procedure followed by the English Guarantors or its directors (including, without limitation, any exceeding of the powers of, or any limitation imposed on, the English Guarantors or their directors or any breach by such directors of their legal duties).

5.6	Each English Guarantor has net assets which are not reduced by its entry into the Exchange Documents (or, if they are reduced, each English Guarantor has distributable profits at least equal to the amount of the reduction).

6	Other laws

There are no provisions of the laws of any jurisdiction outside England and Wales which would have any implication for the opinions we give in this letter.

SCHEDULE 3
Reservations
The opinions given in this letter are subject to the following qualifications and reservations:
1	Insolvency etc laws

The opinions in this letter are subject to all laws relating to winding-up, administration, bankruptcy, insolvency, liquidation, reorganisation or moratorium and similar laws affecting creditors’ rights generally, and we express no opinion on such laws or their effect.

2	Effectiveness

We express no opinion on the effectiveness or enforceability of any of the provisions of the Exchange Documents, since they are governed by the laws of the State of New York.

3	Searches

3.1	The search referred to in paragraph 2.1 of schedule 1 (Documents, Searches and Enquiries) is not conclusively capable of revealing whether or not certain events have occurred, including the commencement of winding-up or the making of an administration order or the appointment of a receiver, administrative receiver, administrator or liquidator, as notice of these matters may not be filed with the Registrar of Companies immediately and, when filed, may not be entered on the register of the relevant company immediately.

3.2	The enquiries referred to in paragraph 2.2 of schedule 1 (Documents, Searches and Enquiries) relate only to any compulsory winding-up during the period of six months prior to the date the relevant enquiry was made. The enquiries are not conclusively capable of revealing whether or not a winding-up petition in respect of a compulsory winding-up has been presented since details of such a petition may not have been entered on the records of the Central Registry immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all.

4	Miscellaneous

4.1	An English court will not necessarily grant any remedy the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court; in particular, orders for specific performance and injunctions are, in general, discretionary remedies under English law and neither remedy is ordinarily available where damages are considered by the court to be an adequate alternative remedy.

4.2	A claim may become barred under the Limitation Acts or may be or become subject to a defence of set-off or to counterclaim.

4.3	An English court has power to stay an action where it is shown that there is some other forum, having competent jurisdiction, which is more appropriate for the trial of the action, in other words in which the case can be tried more suitably for the interests of all the parties and the ends of justice, or where staying the action is not inconsistent with the EU Council Regulation no 44/2001 on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters as applied by virtue of the Civil Jurisdiction and Judgments Order 2001.

4.4	An English court may in its discretion render a judgment for a monetary amount in a currency other than sterling if it considers that such other currency most fairly expresses the plaintiff’s loss, but the judgment may require conversion into sterling for enforcement purposes.

4.5	In any action brought in the English courts English law as to matters of evidence and procedure would be applied.

4.6	The choice of a particular jurisdiction’s law to govern an agreement will not displace mandatory rules of law applicable in another jurisdiction with which the relevant transaction is otherwise solely connected or in which any dispute with respect to the agreement is being adjudicated.

4.7	We express no opinion as to whether any instrument which assigns, novates or transfers any right or interest under any Exchange Document is subject to United Kingdom stamp duty.

4.8	Obligations owed to any person incorporated under the laws of, resident in or connected with (or controlled by any person that is so incorporated, connected or resident) any country subject to United Nations, European Union or United Kingdom sanctions may be void or unenforceable.